Exhibit 99.1

Cash Store Financial Provides Fiscal Year Financial and Corporate Update

Complete 2013 financial results to be released in late December

Cash Store Conference Call Details
Tuesday, November 5, 2013 at 11:30 am EST (9:30 am MST)
1-888-231-8191 ID#92540656
http://cnw.ca/r4HbX

EDMONTON, Nov. 4, 2013 /CNW/ - Following the completion of the Company's 2013 fiscal year on September 30, 2013, The Cash Store Financial Services Inc. ("Cash Store Financial") (TSX: CSF; NYSE: CSFS) today provided a financial and operations update to shareholders. The Company's complete audited financial statements, including its Management Discussion and Analysis, are expected to be released before the end of December.

"We committed to providing investors with an update on our performance in advance of releasing our fiscal 2013 results. We look forward to discussing this update with investors on our conference call on November 5," said Mr. Gordon Reykdal, CEO.

Total revenue for the fourth quarter is expected to be reported at $47.7 million in fiscal 2013 compared to $46.3 million in the third quarter of 2013 and $50.8 million for the fourth quarter of fiscal 2012. Loan volume was $199.8 million in the fourth quarter of fiscal 2013, compared to $192.2 million in the third quarter of this year and $207.2 million in the fourth quarter of fiscal 2012.

Total revenue for the year ended September 30 is expected to be reported at $190.2 million in 2013, up from $187.4 million for fiscal 2012. Loan volume for the year was $781.8 million in 2013, down from $797.7 million one year earlier.

Same branch revenue for the fourth quarter, calculated on the branches in Canada that were open for both FY2013 and FY2012, are expected to be reported at $348,000, an increase of 4.8% over last year.

"We have ambitious priorities for fiscal 2014," Mr. Reykdal said. "We will continue to rollout the suite of line of credit products that we have begun introducing to the market, look to increase our ancillary revenue through enhanced and new product offerings, improve the financial performance of our UK operations, reduce corporate expenses and improve credit quality."

"We also see some very good opportunities ahead of us," Mr. Reykdal said. "We intend to pursue a UK growth strategy, on-line lending in both Canada and the UK and pursue the growth of our Title Store brand."

Cash Store Financial will host an investor conference call on Tuesday, November 5, 2013 at 11:30 am EST/9:30 am MST. Investors can participate by phone at 1-888-231-8919, conference ID 92540656 or online at http://cnw.ca/r4HbX.

About Cash Store Financial
Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX:CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE:CSFS). Cash Store Financial operates 512 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store".  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward-Looking Information
This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward looking information includes, but is not limited to, information with respect to strategies, operations and financial results and the quotations of Mr. Reykdal, CEO.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

For further information, please contact:

Gordon Reykdal, CEO, at 780-408-5118, or

Peter Block, NATIONAL Public Relations, 416-848-1431

CO: The Cash Store Financial Services Inc.

CNW 18:19e 04-NOV-13